SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	June	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated June 11, 2008.

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583, and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Crystallex International Corporation (“Crystallex”) 18 King St. East, Suite 1210 Toronto, Ontario M5C 1C4

Item 2	Date of Material Change
June 3, 2008

Item 3	News Release

News releases were issued under section 7.1 of National Instrument 51-102 and transmitted by Marketwire on June 3, 2008.

Item 4	Summary of Material Change

Crystallex announced that Mr. Gordon Thompson has submitted his resignation as the President and CEO of the company.  The board of directors of Crystallex has appointed Mr. Robert Fung as the Executive Chairman and CEO and Mr. Robert Crombie as the President on an interim basis.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

As item 4 above.
5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Neither subsection 7.1(2) nor (3) is being relied upon.

Item 7	Omitted Information

No Information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Robert Crombie President Telephone: 416.203.2448

Item 9	Date of Report

June 11, 2008.

CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Robert Crombie
Robert Crombie
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	June 12, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer